U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company act of 1935
          or Section 30(f) of the Investment Company Act of 1940

                                                  OMB APPROVAL
[   ] Check this box if no longer       -----------------------------------
------
      subject to Section 16.  Form 4    OMB Number              3235-0287
      or Form 5 obligations may         Expires:        December 31, 2001
      continue.  See Instruction 1(b)   Estimated average burden hours per
                                          response                    0.5
---------------------------------------------------------------------------
1.    Name and Address of Reporting Person

          Tannenbaum,  Jeffrey     D.
      ----------------------------------------
          (Last)       (First) (Middle)

          c/o Fir Tree Partners
          535 Fifth Avenue
      ----------------------------------------
                 (Street)

          New York,    NY     10017
      ----------------------------------------
           (City)     (State)   (Zip)
---------------------------------------------------------------------------
2.    Issuer Name and Ticker or Trading Symbol
      Mapics, Inc. (MAPX)
---------------------------------------------------------------------------
3.    IRS or Social Security Number of Reporting Person (Voluntary)

---------------------------------------------------------------------------
4.    Statement for (Month/Year)
      02/2000
---------------------------------------------------------------------------
5.    If Amendment, Date of Original (Month/Year)

---------------------------------------------------------------------------
6.    Relationship of Reporting Person to Issuer (Check all applicable)
               Director                      X    10% Owner
      ---------                            -------
               Officer (give title below)         Other (specify below)
      ---------                            -------

                       -------------------------
---------------------------------------------------------------------------
7.    Individual or Joint/Group Filing (Check Applicable Line)
       X       Form filed by One Reporting Person
      -------
               Form filed by More than One Reporting Person
      -------
---------------------------------------------------------------------------


TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security    2. Trans-   3. Trans-    4. Securities Acquired (A) or    5. Amount of    6. Owner-      7. Nature of
   (Instr. 3)              action      action       Disposed of (D)                  Securities      ship           Indirect
                           Date        Code         (Instr. 3, 4 and 5)              Beneficially    Form;          Beneficial
                           (Month/     (Instr. 8)                                    Owned at        Direct         Ownership
                           Day/     ------------------------------------------       End of Month    (D) or         (Instr. 4)
                           Year)       Code   V      Amount  (A) or    Price         (Instr. 3 and   Indirect
                                                             (D)                      4)             (I)
                                                                                                     (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock             02/10/2000    S             110,150   D       $16.0625                          I           See Note (1)
Common Stock             02/10/2000    S              58,200   D       $16.0625      1,260,010           I           See Note (1)
Common Stock             02/10/2000    S              25,490   D       $16.0625        458,980           I           See Note (2)
Common Stock             02/10/2000    S               6,160   D       $16.0625        142,710           I           See Note (3)

==================================================================================================================================


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                          (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



FORM 4 (CONTINUED)             TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                       (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of     2.   Conversion    3.   Transaction    4.  Transaction     5. Number of       6.   Date Exercisable
   Derivative        or Exercise        Date               Code               Derivative           and Expiration
   Security          Price of           (Month/Day/        (Instr. 8)         Securities           Date
   (Instr. 3)        Derivative         Year)                                 Acquired (A)         (Month/Day/Year)
                     Security                                                 or Disposed of  -----------------------------
                                                                              (D) (Instr. 3,       Date          Expiration
                                                                              4 and 5)          Exercisable        Date
                                                       --------------------------------------------------------------------
                                                       Code    V          (A)     (D)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


7. Title and Amount of     8. Price        9. Number        10.  Ownership      11. Nature of
   Underlying Securities      of              of Derivative      of Derivative      Indirect
   (Instr. 3 and 4)           Derivative      Securities         Security:          Beneficial
-------------------------     Security        Beneficially       Direct (D)         Ownership
            Amount or         (Instr. 5)      Owned at end       or Indirect        (Instr. 4)
Title       Number of                         of Month           (I)
            Shares                            (Instr. 4)         (Instr. 4)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(1)  By Fir Tree Value Fund, L.P. Mr. Tannenbaum, as the General Partner of Fir
     Tree Value Fund, L.P., has voting and dispositive power with respect to the shares of Common Stock held by Fir Tree Value Fund, L.P.
(2) By Fir Tree Institutional Value Fund, L.P., Mr. Tannenbaum, as a member of the General Partner of Fir Tree Institutional Value Fund, L.P., has voting and dispositive power with respect to the shares of Common Stock held by Fir Tree Institutional Value Fund, L.P.
(3) By Fir Tree Value Partners, LDC. Mr. Tannenbaum has voting and dispositive power with respect to the shares of Common Stock held by Fir Tree Value
     Partners LDC pursuant to an Investment Advisory Agreement between such entity and Mr. Tannenbaum.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


/s/  JEFFREY D. TANNENBAUM                March 20, 2000
-----------------------------------       ------------------------------
Jeffrey D. Tannenbaum                     Date
** Signature of Reporting Person

                                                                       Page 2